UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2024
Commission File Number: 001-41625
Cool Company Ltd.
(Translation of registrant's name into English)
2nd floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

On February 7, 2024, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
(c) Exhibit 99.1. Press release dated February 7, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Cool Company Ltd.
(Registrant)

Date: February 7, 2024	/s/ Richard Tyrrell
Richard Tyrrell
Chief Executive Officer